Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd. Announces
Results of General Meeting

Hadera, Israel, November 26, 2007 – American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”), announced that the General Meeting of the shareholders of the Company approved a private placement of 1,012,585 ordinary shares of the Company to the Company’s controlling shareholders, Clal Industries Limited (“Clal”) and Discount Investments Corporation Ltd. (“DIC”) and to institutional and/or private investors. Of these shares, 388,223 shares will be issued to Clal, 219,328 shares will be issued to DIC and 405,034 shares will be issued to institutional and/or private investors, all for the total consideration of NIS 213,280,779 and according to the private placement outline described in the Company’s press release dated October 16, 2007 and in the Company’s supplementary press release dated November 19, 2007.

The closing of the private placement is subject to the final listing approvals of the Tel Aviv Stock Exchange and the American Stock Options Exchange (AMEX).

The shares to be issued in the private placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.